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April 1, 2015

VIA EDGAR AND ELECTRONIC MAIL

Daniel F. Duchovny, Esq.
Special Counsel
United States Securities and Exchange Commission
Office of Mergers and Acquisitions
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:	Superior Industries International, Inc. (“SUP” or the “Company”)
Preliminary Proxy Statement
Filed March 19, 2015 by GAMCO Asset Management Inc., Mario J. Gabelli,
Glenn J. Angiolillo, Philip T. Blazek and Walter M. Schenker
File No. 001-06615

Dear Mr. Duchovny:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated March 30, 2015 (the “Staff Letter”) with regard to the above-referenced Preliminary Proxy Statement, filed by GAMCO Asset Management Inc. (“GAMCO”) on March 19, 2015 (the “Proxy Statement”) in connection with the 2015 annual meeting of the Company (the “Annual Meeting”).  We have reviewed the Staff Letter with our client, GAMCO, and provide the following responses on GAMCO’s behalf.  For ease of reference, the comments in the Staff Letter are reproduced in italicized form below.

General

1.
We note your statement that the addition of your nominees would “ensure that the interests of the shareholders…are appropriately represented in the boardroom.” It is unclear why you believe that the interests of the security holders are not represented by the individuals the security holders previously elected. Also, please note that you must avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Provide us supplementally, or disclose, the factual foundation for such assertions or revise the statements. In this regard, note that the factual foundation for such assertions must be reasonable. Refer to Rule 14a-9.

GAMCO acknowledges the Staff’s comment and has revised the Proxy Statement to clarify its disclosure to state that the addition of GAMCO’s nominees would “in our view”, “better” ensure that the interests of shareholders are “more” appropriately represented and also to clarify that this is GAMCO’s opinion.  See page 1 of the cover letter to the Proxy Statement.  On a supplemental basis, GAMCO believes that a reasonable factual basis exists for such opinion and has been disclosed in the Proxy Statement in the section entitled “REASONS FOR THE SOLICITATION” (the “Reasons Section”).

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

April 1, 2015

We note the following statements for which you also must provide the support described above:

•
your belief that “shareholder representatives are needed in the Superior Industries’ boardroom to help ensure that the best interests of the shareholders are the primary consideration in the company’s capital allocation decisions” (page 6); and,

 GAMCO acknowledges the Staff’s comment and has revised the Proxy Statement to clarify its disclosure to state that GAMCO believes that “directors who better represent shareholders’ interests” are needed in the Superior Industries boardroom to help ensure that the best interests of the shareholders are the primary consideration in the company’s capital allocation decisions.  See page 7 of the Proxy Statement.  On a supplemental basis, GAMCO believes that a reasonable factual basis exists for such belief and is set forth in the Reasons Section.

•	your assertion that your nominees have the “objectivity necessary to fully explore available opportunities to enhance value for shareholders” (page 8).

GAMCO acknowledges the Staff’s comment and has revised the Proxy Statement to clarify its disclosure to state that “we believe that” our three nominees have the experience, qualifications and objectivity “that is best suited” to fully explore available opportunities to enhance value for shareholders.  See page 9 of the Proxy Statement.  On a supplemental basis, GAMCO believes that a reasonable factual basis for such belief exists based on the nominees’ corporate governance philosophy and their backgrounds and qualifications, which are disclosed in the Proxy Statement.

2.	Please revise your disclosure to describe any relevant events that took place between July 14, 2014 and November 19, 2014. Also, provide an update to your disclosure since March 11, 2015.

GAMCO acknowledges the Staff’s comment and has revised the Proxy Statement to disclose the relevant events that took place between July 14, 2014 and November 19, 2014, as well as relevant events that have taken place since March 11, 2015.  See pages 5-6 of the Proxy Statement.

3.	Please revise your disclosure to explain your meaning of “meaningful” in reference to the current directors’ investment in the company.

GAMCO acknowledges the Staff’s comment and has revised the Proxy Statement to clarify that the word “meaningful” is meant to refer to the collective ownership by the Company’s director candidates of less than 1% of the outstanding shares of Common Stock.  See page 8 of the Proxy Statement.

4.	On a related note, clarify here that two of your nominees hold no shares in the company and one nominee holds a very small amount of shares in the company.

GAMCO acknowledges the Staff’s comment. GAMCO has disclosed, on page 12 of the Proxy Statement, the share ownership in the Company of each of the GAMCO nominees and also states “Depending on market conditions and other factors, if elected, Messrs. Angiolillo and Blazek intend to acquire shares of Common Stock, and Mr. Schenker intends to acquire additional shares of Common Stock.”  The discussion on page 8 of the Proxy Statement, however, is focused on the lack of significant ownership by the current members on the Company’s board of directors.  GAMCO’s nominees have not yet been elected to serve on the board and therefore should not be held to the same share ownership standard as the current directors.  As such, GAMCO respectfully does not believe that such a clarification in this section is required and believes that it may actually be misleading to shareholders.

April 1, 2015

5.
Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. We note the following examples that must be supported:

•	that the company’s “compensation decisions … are not congruent with Superior’s size and performance” (page 7); and,

GAMCO acknowledges the Staff’s comment and has revised the Proxy Statement to clarify that this statement is GAMCO’s opinion.  See page 8 of the Proxy Statement.  On a supplemental basis, GAMCO believes that a reasonable factual basis for such opinion exists and has been disclosed in the three sentences that follow such statement in the Proxy Statement under the heading “We are Concerned with the Board’s Poor Compensation Decisions” in the Reasons Section.

•	that your nominees will add “commitment to shareholder value in[] the boardroom” (page 8).

GAMCO acknowledges the Staff’s comment.  The language in the Proxy Statement reflects that such statement is GAMCO’s belief.  GAMCO has revised the Proxy Statement to clarify its disclosure to state that GAMCO believes that its nominees “based on their background and corporate governance philosophy” will bring a fresh perspective and “increased” commitment to shareholder value into the boardroom.  See page 9 of the Proxy Statement.  On a supplemental basis, GAMCO believes that a reasonable factual basis for such belief exists based on the nominees’ corporate governance philosophy and their backgrounds and qualifications, which are disclosed in the Proxy Statement.

6.	Please revise to explain, on page 8, why you believe that the Board has the objectivity and commitment necessary to act in the best interests of shareholders.

GAMCO acknowledges the Staff’s comment, however, believes the comment is directed to GAMCO’s belief that the Board “lacks” the objectivity and commitment necessary to act in the best interests of the shareholders.  GAMCO has revised the Proxy Statement to clarify its disclosure to state that GAMCO is concerned that the board “in our belief” lacks the “appropriate” objectivity and commitment to act in the best interests of shareholders.  See page 9 of the Proxy Statement.  On a supplemental basis, GAMCO believes that a reasonable factual basis exists for such belief and has been disclosed in the Reasons Section.  Specifically, GAMCO’s belief that the Board lacks the appropriate objectivity is addressed in the discussion regarding the Board’s compensation and its actions in reaction to GAMCO’s nomination of director candidates.  Further, GAMCO’s belief that the Board lacks the appropriate commitment is addressed in the discussion regarding the Company’s underperformance and the Board’s minimal stock ownership.

7.
It appears that Mr. Blazek joined SDOI on July 23, 2013, shortly after that company completed the sale of substantially all of its assets, which that company reported to have occurred on July 12, 2013. Please revise Mr. Blazek’s biographical information to reflect this information.

GAMCO acknowledges the Staff’s comment and has revised the Proxy Statement to clarify the timeline of Mr. Blazek’s employment at SDOI and his involvement in SDOI’s sale of substantially all of its assets.  See page 10 of the Proxy Statement.  On a supplemental basis, in order to further clarify, there was subsequent work related to the closing of SDOI’s sale of substantially all its assets following the closing date, including a working capital adjustment and an escrow arrangement, that was not officially completed until May 2014, when SDOI had its final settlement with the buyer.

April 1, 2015

8.
Please revise, on page 12, the reference to the independence standards to reflect the rule of the NYSE, not Nasdaq. Also, describe the relevant rule’s requirements as applicable to director nominees and disclose whether a final determination as to your nominees may be made prior to their election to the board.

GAMCO acknowledges the Staff’s comment and has revised the Proxy Statement to reference the appropriate rule under the NYSE Listed Company Manual.  See page 12 of the Proxy Statement.

9.
We note your disclosure in the fifth paragraph on page 12 that you may introduce substitute or additional nominees. Advise us, with a view towards revised disclosure, whether the participants are required to identify or nominate such substitute nominees in order to comply with any applicable company advance notice bylaw. In addition, please confirm for us that should the participants lawfully identify or nominate substitute nominees before the meeting, the participants will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

GAMCO acknowledges the Staff’s comment and on a supplemental basis advises the Staff that GAMCO does not currently intend to substitute any of its nominees, however, in the event that it does, it will do so in accordance with the requirements set forth in the Company’s bylaws and would identify and nominate any such substitutes to the extent required by the Company’s bylaws.  GAMCO confirms its understanding that should the participants lawfully identify or nominate substitute nominees before the Annual Meeting, the participants will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

10.
We note that proxies may be solicited in person, by telephone, by e-mail, through the Internet, by mail and by facsimile. Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone or any e-mail correspondence and any information posted on the Internet must be filed under the cover of Schedule 14A. Refer to Rule 14a-6(b) and (c). Please confirm your understanding in your response letter.

GAMCO acknowledges the Staff’s comment.  On a supplemental basis, GAMCO confirms its understanding that proxies may be solicited in person, by telephone, by e-mail, through the Internet, by mail and by facsimile and that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone or any e-mail correspondence and any information posted on the Internet must be filed under the cover of Schedule 14A.

11.	Please inform us of whether you also plan to solicit requests via Internet chat rooms and tell us which websites you plan to utilize.

GAMCO acknowledges the Staff’s comment.  On a supplemental basis, GAMCO confirms that it does not plan to solicit requests via Internet chat rooms.

April 1, 2015

12.	Disclose your total expenditures to date. See Item 4(b)(4) of Schedule 14A.

GAMCO acknowledges the Staff’s comment and confirms that it will revise the Proxy Statement to include a disclosure for the total expenditures to date in the definitive proxy statement.

*     *     *     *     *

In addition, the Staff is invited to contact the undersigned with any comments or questions it may have.  We would appreciate your prompt advice as to whether the Staff has any further comments.  Thank you for your assistance.

Sincerely,

/s/ Aneliya S. Crawford

Aneliya S. Crawford

cc:	GAMCO Asset Management Inc.
Steve Wolosky, Olshan Frome Wolosky LLP

April 1, 2015

ACKNOWLEDGMENT

In connection with responding to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) relating to the Proxy Statement filed by the undersigned on March 19, 2015 (the “Filing”), each of the undersigned acknowledges the following:

•	Each of the undersigned is responsible for the adequacy and accuracy of the disclosure in the Filing.

•	The Staff’s comments or changes to disclosure in response to Staff comments in the Filing do not foreclose the Commission from taking any action with respect to the Filing.

•	The undersigned may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

GAMCO Asset Management Inc.

By:	/s/ David Goldman
	Name:	David Goldman
	Title:	General Counsel

/s/ David Goldman
Attorney-in-Fact for Mario J. Gabelli

/s/ Glenn J. Angiolillo
Glenn J. Angiolillo

/s/ Philip T. Blazek
Philip T. Blazek

/s/ Walter M. Shenker
Walter M. Shenker